Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 39)

Hasbro, Inc.

------------

(Name of Issuer)

Common Stock, Par Value $.50 Per Share

--------------------------------------

(Title of Class of Securities)

418 056 10 7

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(CUSIP Number)

12/31/2016

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

CUSIP No. 418 056 10 7  Schedule 13G/A   Page 1 of 7 Pages

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1.  Name of Reporting Person

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    Alan G. Hassenfeld

2.  Check the Appropriate Box if member of a Group

    -----------------------------------------------

    (a)  ( )

    (b)  (X)

3.  SEC Use Only

            ------------

4.  Citizenship or Place of Organization

    ------------------------------------

    United States

    Number of Shares Beneficially Owned by Each Reporting

    Person With:

    ------------

5.  Sole Voting Power

    -----------------

    9,778,574

6.  Shared Voting Power

    -------------------

    908,441

7.  Sole Dispositive Power

    ----------------------

    5,670,743

8.  Shared Dispositive Power

    ------------------------

    5,106,272

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    ------------------------------------------------------------

    10,687,015

CUSIP No. 418 056 10 7  Schedule 13G/A   Page 2 of 7 Pages

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10. Check Box if the Aggregate Amount in Row (9) Excludes Certain

    Shares (See Instructions)

    --------------------------

      [    ]

11. Percent of Class Represented by Amount in Row 9

    -----------------------------------------------

    8.6%

12. Type of Reporting Person

    -------------------------

    IN

CUSIP No. 418 056 10 7  Schedule 13G/A   Page 3 of 7 Pages

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Item 1(a)  Name of Issuer:

            ----------------

            Hasbro, Inc.

Item 1(b)   Address of Issuer’s Principal Executive Offices:

            -----------------------------------------------

            1011 Newport Avenue, Pawtucket, RI 02861

Item 2(a)   Name of Person Filing:

            ----------------------

            Alan G. Hassenfeld

Item 2(b)   Address of Principal Business Office or, if none, Residence:

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c/o Hassenfeld Family Initiatives LLC

101 Dyer Street

Suite 401

Providence, Rhode Island 02903

Item 2(c)  Citizenship

            -----------

            United States

Item 2(d)   Title of Class of Securities:

            -----------------------------

            Common Stock, Par Value $.50 Per Share

Item 2(e)   CUSIP Number:

            -------------

            418 056 10 7

Item 3      If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            -------------------------------------------------------

            Not applicable

Item 4.   Ownership:

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         (a)  Amount Beneficially Owned: 10,687,015

         (b)  Percent of Class: 8.6%

CUSIP No. 418 056 10 7  Schedule 13G/A   Page 4 of 7 Pages

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           (c)............................................................. Number of shares as to which the person has:

              (i)   sole power to vote or to direct

                    the vote..........................9,778,574*

              (ii)  shared power to vote or to direct

                    the vote..........................908,441**

              (iii) sole power to dispose or to direct

                    the disposition of............... 5,670,743***

              (iv)  shared power to dispose or to direct

                    the disposition of................5,106,272****

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*Includes (a)  An aggregate of 4,107,831 shares held by the Alan G. Hassenfeld TR UA 5/31/74, Ellen H. Block TR UA 5/31/74, Laurie Block TR 10P UA 5/31/74, Michael Block TR 10P UA 5/31/74, Susan Casdin TR 10P UA 5/31/74 and Alan G. Hassenfeld TR UA 2/19/68 of which trusts Mr. Hassenfeld is a trustee and has sole voting power; (b) 5,643,064 shares held by four trusts for the benefit of Alan Hassenfeld, for all of which Mr. Hassenfeld is sole trustee; and (c) 23,060 shares receipt of which has been deferred until Mr. Hassenfeld retires from the Hasbro Board of Directors.

**Consists of 908,441 shares owned by The Hassenfeld Foundation, of which Mr. Hassenfeld is one of the officers and directors.

***Includes just (b) and (c) from *

****Includes (a) 4,107,831 shares held by the Alan G. Hassenfeld TR UA 5/31/74, Ellen H. Block TR UA 5/31/74, Laurie Block TR 10P UA 5/31/74, Michael Block TR 10P UA 5/31/74, Susan Casdin TR 10P UA 5/31/74 and Alan G. Hassenfeld TR UA 2/19/68 of which trusts Mr. Hassenfeld is a trustee and shares dispositive power; and(b) 908,441 shares owned by The Hassenfeld Foundation, of which Mr. Hassenfeld is one of the officers and directors.

Mr. Hassenfeld disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest therein.

Item 5.     Ownership of Five Percent or Less of a Class:

            ---------------------------------------------

            Not Applicable

CUSIP No. 418 056 10 7  Schedule 13G/A   Page 5 of 7 Pages

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Item 6.  Ownership of More than Five Percent on Behalf

         of Another Person:

         ------------------

         An aggregate of 4,107,831 shares of Common Stock are

held by Mr. Hassenfeld, as one the trustees of the following trusts;  the Alan G. Hassenfeld TR UA 5/31/74, Ellen H. Block TR UA 5/31/74, Laurie Block TR 10P UA 5/31/74, Michael Block TR 10P UA 5/31/74, Susan Casdin TR 10P UA 5/31/74 and Alan G. Hassenfeld TR UA 2/19/68. An aggregate of 908,441 shares of Common Stock are held by The Hassenfeld Foundation, a charitable foundation.  All assets of The Hassenfeld Foundation are devoted to the charitable purposes of the Foundation.  Mr. Hassenfeld disclaims beneficial ownership of the shares described in this Item 6 except to the extent of any proportionate pecuniary interest therein.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

            -----------------------------------------------------

            Not Applicable

CUSIP No. 418 056 10 7  Schedule 13G/A   Page 6 of 7 Pages

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Item 8.     Identification and Classification of Members of the Group:

            ---------------------------------------------------

            Not Applicable

Item 9.     Notice of Dissolution of Group:

            -------------------------------

            Not Applicable

Item 10.    Certification:

            --------------

            Not Applicable

CUSIP No. 418 056 10 7  Schedule 13G/A   Page 7 of 7 Pages

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Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.

        February 13, 2017

Date

       /S/ Alan G. Hassenfeld

       Signature

       Alan G. Hassenfeld

       Name